Exhibit 99.3

Navios Maritime Acquisition Corporation Announces Acquisition of Four Newbuilding Tankers: Two Chemical/Product Tankers and Two MR2 Product Tankers

PIRAEUS, GREECE — (Marketwired) — 07/11/13 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced today that it has agreed to acquire two newbuilding chemical tankers and has also exercised the options to acquire two MR2 product tankers for an aggregate purchase price of $130.2 million.

Two Chemical Tankers

Navios Acquisition has agreed to acquire two newbuilding chemical/product tankers for approximately $33.6 million each. The vessels are 45,000 dwt each, with estimated deliveries in the third quarter of 2013. Upon delivery, these vessels will be named the Nave Universe and the Nave Constellation.

Each vessel has been chartered out to a quality counterparty for two years at a rate of $14,869 net per day, plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional year at a rate of $16,088 net per day, plus 50% profit sharing.

Each vessel is expected to generate approximately $3.0 million of annual base EBITDA ($6.0 million of aggregate base EBITDA for the charter period) assuming operating expense approximating current operating costs and 360 revenue days per year.

Two MR2 Product Tankers

Navios Acquisition announced that it has exercised the options to acquire two MR2 product tankers for approximately $31.5 million each. The vessels are newbuilding MR2 Eco Type product tankers of 51,200 dwt each, with estimated deliveries within the first half of 2015.

Financing

Navios Acquisition is expected to finance both of these acquisitions with cash on its balance sheet and 60% bank debt on terms consistent with its existing credit facilities.

Fleet Update

Navios Acquisition currently owns 40 vessels: 29 product tankers, four chemical tankers and seven crude tankers.

Navios Acquisition has contracted 89.1% and 53.5% of its available days on a charter-out basis for 2013 and 2014, respectively.

The average charter-out period of Navios Acquisition’s fleet is 2.5 years.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com